Emo Capital, Corp.

10409 Pacific Palisades Ave

Las Vegas, NV 89144

June 14, 2023

Withdrwal of Post Qualificiation Amendment No. 2

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mr. Benjamin Richie

Ms. Jane Park

Re:	Emo Capital, Corp.
Withdrawal of Post Qualification Amendment
1-A POS No. 2 filed June 8, 2023
File No. 024-12169

Dear Mr. Richie and Ms. Park:

On behalf of Emo Capital, Corp. (the “Company”), I hereby withdraw the post qualification amendment No. 2 filed on June 8, 2023. We would like to still keep the Post Qualification Amendment No. 1 filed May 3, 2023 effective.

We appreciate your prompt attention to this matter.

Very Truly Yours,

/s/ J. Adam Guo

J. Adam Guo

President/CEO

Emo Capital, Corp.